Buenos Aires, June 28th, 2018.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares, in addition of the Relevant Event published on June 27th, 2018, in accordance with art. 64 of Law 26.831, the National Securities Commission (“Comisión Nacional de Valores”) regulations and the terms and conditions approved by the Board of Directors on its meeting held on June 22nd, 2018, as informed to the market on the Relevant Event published on that same date.

To this regard, the Company has acquired on the date hereof 209,000 ADRs (each representative of 25 ordinary shares of the Company) in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
06-28-18	209,000	37.4423	7,825,440.70	SBS Trading S.A.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations